CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF XCYTE THERAPIES, INC.

Xcyte Therapies, Inc., a corporation organized and existing under the laws of the State of Delaware (the ‘‘Corporation’’), pursuant to the provisions of the General Corporation Law of the State of Delaware (the ‘‘DGCL’’), DOES HEREBY CERTIFY:

FIRST: That, in accordance with the provisions of Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the following amendments (the ‘‘Amendments’’) to the Amended and Restated Certificate of Incorporation of the Corporation (the ‘‘Certificate of Incorporation’’), declaring the Amendments to be advisable and calling for a special meeting of the stockholders of the Corporation entitled to vote in respect thereof for the consideration of such Amendments. The Certificate of Incorporation is amended as follows:

1.    Article I of the Certificate of Incorporation is replaced in its entirety with the following:

‘‘The name of this corporation is Cyclacel Pharmaceuticals, Inc. (the ‘‘Corporation’’).’’

2.    The following is added as a new paragraph (C) to Article IV of the Certificate of Incorporation:

‘‘(C) Effective as of 12:01 a.m., New York City time, on March 27, 2006 (the ‘‘Effective Time’’), each ten (10) shares of Common Stock issued and outstanding or held as treasury shares immediately prior to the Effective Time (the ‘‘Old Common Stock’’) shall automatically and without any action on the part of the holder thereof be reclassified, combined and converted into one (1) share of Common Stock (the ‘‘New Common Stock’’) (such reclassification, combination and conversion, the ‘‘Reverse Stock Split’’). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to holders of record of Old Common Stock as of the Effective Time. In lieu thereof, each holder of record of Old Common Stock as of the Effective Time that would otherwise be entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall be entitled to receive, upon surrender of certificates representing such Old Common Stock, a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the per share closing price of the Common Stock on the business day immediately prior to the Effective Time, as reported on the Nasdaq National Market (or if such price is not available, then such other price as determined by the Board of Directors). The ownership of a fractional share of New Common Stock shall not give the holder any voting, dividend or other rights, except the right to receive the cash payment described in the immediately preceding sentence. Whether or not the Reverse Stock Split would result in fractional shares for a holder of record of Old Common Stock as of the Effective Time shall be determined on the basis of the total number of shares of Old Common Stock held by such holder of record as of the Effective Time. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares as described above); provided, however, that each holder of record of a certificate representing Old Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, combined and converted in the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares as described above). The New Common Stock issued in the Reverse Stock Split shall have the rights, preferences and privileges as the Common Stock.’’

3.    Paragraph (A) of Article XIV of the Certificate of Incorporation in replaced in its entirety with the following:

‘‘(A) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a ‘‘proceeding’’), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation, or while a director or officer of the Corporation is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition (hereinafter an ‘‘advancement of expenses’’); provided, however, that any advancement of expenses shall be made only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article XIV or otherwise. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of director and officers.’’

SECOND: That the Amendments were submitted for approval by the stockholders of the Corporation at a special meeting called and held upon notice in accordance with Section 222 of the DGCL on March 16, 2006 and that at such special meeting, a majority of the outstanding stock of the Corporation entitled to vote thereon, including a majority of the outstanding stock of each class entitled to voting thereon, voted to approve the Amendments in accordance with the provisions of the Certificate of Incorporation.

THIRD: That the Amendments were duly approved and adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: That the Amendments shall be effective as of 12:01 a.m., New York City time, on March 27, 2006.

IN WITNESS WHEREOF, in accordance with Section 103 of the DGCL, the Corporation has caused this Certificate of Amendment to be executed and acknowledged on behalf of the Corporation by Robert L. Kirkman, its President and Chief Executive Officer as of this 24th day of March, 2006.

XCYTE THERAPIES, INC.
By: /s/ Robert L. Kirkman Name: Robert L. Kirkman Title: President and Chief Executive Officer